Exhibit 99.1

Perion and Microsoft Renew Their Strategic Partnership for Four Years

The new contract is a major factor in Perion’s path to achieve sustainable and highly profitable double-digit annual revenue growth going forward

TEL AVIV & NEW YORK – November 2, 2020 – Perion Network (NASDAQ: PERI) announced today the renewal of a multi-year strategic partnership with Microsoft (NASDAQ: MSFT) to drive search advertising business growth through Perion’s search technology division, CodeFuel, and provide a more immersive experience across desktop and mobile.

The continuing collaboration between the companies will enable CodeFuel to further grow its publisher relationships offering, lucrative search technology solutions, and sophisticated expertise for monetizing their digital properties. These include shopping, product comparison and content websites, applications, browser extensions, mobile launchers, and white label search engines. Leveraging CodeFuel’s publishers’ network enables Microsoft to increase search advertising market share and connect advertisers to millions of potential customers while enriching user experience through publisher properties.

In the past two years, CodeFuel has exhibited significant growth through empowering publishers to create new revenue streams and unique search experiences, while focusing on increasingly high quality monetization solutions to track search demand.

“Since 2010, we have enjoyed a strong, close partnership with Microsoft, consistently delivering innovative search solutions in a dynamic market, while maintaining high-quality standards and advertiser brand safety,” said Doron Gerstel, CEO of Perion.  “As we enter the next phase of our partnership, we are confident that our complementary resources will continue to yield innovation and we are proud of the ability to help publishers monetize their traffic during all economic cycles.”

 “In this renewal, the partnership with Perion and CodeFuel has been throroughly modernized to ensure an optimal experience for Microsoft Bing consumers and advertisers,” said Kya Sainsbury-Carter, VP of Global Partnerships for Microsoft Advertising. “Perion has leaned collaboratively into shared goals for brand safety and user protections, and we look forward to growing into this new era together.”

“We are delighted to continue to work closely with Microsoft on Publisher Search Solutions for desktop and mobile. Our mission is to continue to empower publishers with advanced technology solutions to grow their businesses. An enhanced search experience has proven itself to be a predictable and valuable path for growth, both for our publishers and us,” said Tal Jacobson, General Manager at CodeFuel. “This collaboration will enable publishers to expand into new platforms and vertical search solutions for eCommerce, content, and news” Jacobson concluded.

About CodeFuel

CodeFuel is the search technology division of Perion Network Ltd. (NASDAQ: PERI), and the creator of private search engine Privado. The company provides monetization solutions for websites, extensions, apps, and search engines, helping publishers boost search advertising revenue through ads, shopping, and news products. CodeFuel enjoys a long-standing relationship with Microsoft Bing, and additional search partners and content providers. For more information about CodeFuel, visit https://www.codefuel.com/.

About Perion Network Ltd.

Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

Forward Looking Statements:

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Rami Rozen, VP of Investor Relations +972 52 569 4441 ramir@perion.com

Source: Perion Network Ltd.